Exhibit 99.1

The Stars Group Enters into Agreements to Increase Ownership in CrownBet and Acquire William Hill Australia

Toronto, Canada – March 6, 2018 – The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) announced today that it has entered into definitive agreements to increase its equity interest in CrownBet Holdings Pty Limited from 62% to 80% and for CrownBet to acquire William Hill Australia Holdings Pty Ltd., creating a leader in the regulated Australian online sports betting market. The aggregate purchase price for both transactions will be approximately $315 million, of which $234 million will be payable in cash for William Hill Australia and the remainder will be payable in approximately 3.1 million newly-issued common shares of The Stars Group for the increased equity interest in CrownBet. Unless otherwise noted, references to “$” are to U.S. dollars and “A$” are to Australian dollars

“These acquisitions will further increase our exposure to the attractive regulated Australian sportsbook market and create a player of scale and clear rival to the top two operators there,” said Rafi Ashkenazi, Chief Executive Officer of The Stars Group. “With complementary geographic profiles, we expect the combined business to leverage CrownBet’s operating and proprietary technology platform and be well positioned for growth and to navigate the ongoing regulatory and taxation changes in the Australian market.”

In 2017, William Hill Australia generated unaudited annual revenues of A$190.5 million and unaudited annual EBITDA of A$49.6 million, while CrownBet generated unaudited annual revenues of approximately A$204.0 million and unaudited annual EBITDA of approximately A$7.9 million. The Stars Group currently anticipates the transactions will be accretive at a combined valuation of approximately 12.1 times unaudited 2017 EBITDA of A$57.5 million before anticipated synergies.

“I am excited to partner with The Stars Group,” said Matthew Tripp, Chief Executive Officer of CrownBet. “We believe the acquisition of the William Hill Australia business gives us the scale and customers to become a leading force in the market and the tools we will need to prepare for potential positive regulatory movement in other jurisdictions.”

William Hill’s presence in the Australian sports betting market evolved through the 2013 acquisitions of Sportingbet and tomwaterhouse.com. At the time of its acquisition by William Hill, the Sportingbet business in Australia included both Centrebet and a sports betting business founded by Mr. Tripp and his family. Following the acquisitions, William Hill changed the brands to William Hill Australia and migrated all customers to its platform.

CrownBet’s management team, including Mr. Tripp, will operate the combined business in Australia, which The Stars Group currently estimates will realize gross cost synergies of approximately A$50 million per year beginning in 2019 after a period of expected incremental integration and rebranding costs. The Stars Group anticipates such synergies to exceed the potential impact from expected point of consumption taxes in Australia. The management team of CrownBet will be entitled to an additional payment of up to approximately $182 million in 2020 subject to certain performance conditions and payable in cash and/or additional common shares at The Stars Group’s discretion. The Stars Group will retain its right to appoint a majority of the directors on the board of directors of CrownBet.

To finance the cash portion of the purchase price for the transactions, The Stars Group obtained committed financing for a $325 million incremental first lien term loan. Of the common share portion, approximately 64% of the shares will be subject to transfer restrictions for a customary period. The transactions are conditional on obtaining approval by the Northern Territory Racing Commission and the Australian Foreign Investment Review Board, and The Stars Group’s acquisition of the additional interest in CrownBet is conditional on the acquisition of William Hill Australia. The issuance of The Stars Group’s common shares is also subject to approval by the Toronto Stock Exchange. The Stars Group currently expects the transactions to close in April 2018.

Macquarie Capital (USA) Inc. acted as sole financial advisor to The Stars Group, Deutsche Bank Securities Inc. and Macquarie Capital (USA) Inc. provided the committed debt financing, and PJT Partners LP acted as financial advisor to the Board of Directors of The Stars Group.

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Stars Interactive Group division, The Stars Group ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, as it relates to The Stars Group’s acquisition of an additional interest in CrownBet Holdings Pty Limited and CrownBet’s acquisition of William Hill Australia Holdings Pty Ltd., each as referenced herein, as well as certain expectations with respect to the same and certain future operational and growth plans and strategies. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including risks associated with the transaction referenced herein and potential future transactions, The Stars Group’s ability to realize expected benefits of the transactions, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2016, including under the heading “Risk Factors and Uncertainties”, and in its management’s discussion and analysis for the three and nine months ended September 30, 2017, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

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Eric Hollreiser

Press@starsgroup.com